Mail Stop 4561

February 26, 2008

By U.S. Mail and facsimile to (626)307-3849.

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

      Re: Wells Fargo & Company
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Form 10-Q for the Fiscal Quarter Ended September 30, 2007
                Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
                File No. 001-02979

Dear Mr. Atkins:

      We have reviewed your response filed with the Commission on January 22, 2008 and have the following additional comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings beginning with your December 31, 2007 Form 10-K in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our prior comment 1 in our letter dated January 9, 2008. It remains unclear what your actual definition of foreseeable future is. Please revise your disclosures in future filings to provide a specific disclosure of the

definition of foreseeable future that you use when you determine the classification of loans upon origination.

2. Please refer to our prior comment 2 in our letter dated January 9, 2008. The inclusion of capitalized mortgage servicing rights from loan sales or securitizations appears to be an error. Please revise your statement of cash flows to separately present capitalized MSR's as a non-cash transaction. Alternatively, if you believe this error is not material to your financial statements, please provide us with your materiality analysis.

3. Please refer to our previous comment 4 in our letter dated January 9, 2008. We note that in 2006, you began considering t-test in addition to the r^2 and slope to supplement the slope coefficient for hedging relationships for which you used regression analysis to assess hedge effectiveness.   Please tell us the following for periods prior to 2006:

   - Tell us whether, based on your methodology, you could pass the r^2 and slope tests and fail T-test and still conclude that the hedge is highly effective. If so, please tell us the basis for this conclusion; and,

   - If you do not have reason to believe you would have passed the slope and t-test for these hedge relationships, please tell us whether you believe the impact of not applying hedge accounting for these hedges would have been material to the annual and quarterly periods for the relevant periods in 2006 and for 2005.

As appropriate, please revise future filings, beginning with your December 31, 2007 Form 10-K, in response to these comments. Please provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572, or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant